Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 5, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on August 5, 2002, entitled "A good result for the 2nd quarter of 2002".

STATOIL'S SECOND QUARTER 2002 OPERATING AND FINANCIAL REVIEW
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    FORWARD LOOKING STATEMENTS

Quarterly financial statement:
    CONSOLIDATED STATEMENTS OF INCOME USGAAP
    CONSOLIDATED BALANCE SHEETS USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. COMPREHENSIVE INCOME
        6. FINANCIAL ITEMS
        7. RESTRUCTURING AND OTHER CHARGES
        8. COMMITMENTS AND CONTINGENT LIABILITIES

SIGNATURES

A GOOD RESULT FOR THE 2nd QUARTER OF 2002

GROUP BALANCE SHEET

STATOIL'S SECOND QUARTER 2002 OPERATING AND FINANCIAL REVIEW

"A good production performance and substantial currency gains"
Net income for the Statoil group in the second quarter of 2002 was NOK 6.1 billion compared with NOK 6.2 billion in the second quarter of 2001. In the first half of 2002 Net income was NOK 9.1 billion compared to NOK 10.6 billion in the first half of 2001. Return on average capital employed, adjusted for special items (1), for the last 12 months was 15.6 per cent compared to 17.6 per cent for the whole of 2001. Earnings per share were NOK 2.80 (USD 0.37) in the second quarter of 2002 compared with NOK 3.12 (USD 0.34) in the second quarter last year. Adjusted for special items Earnings per share were NOK 1.81 (USD 0.19) in the second quarter last year. For the first six months of 2002 Earnings per share were NOK 4.19 (USD 0.56) compared with NOK 5.32 (USD 0.57) for the corresponding period of 2001. Adjusted for special items Earnings per share were NOK 4.01 (USD 0.43) in the first half of 2001.

"I am particularly satisfied with developments in the upstream business in the second quarter," says chief executive Olav Fjell. "The 15 per cent increase in total oil and natural gas production is due in part to high regularity in production on the Norwegian continental shelf and to the fact that natural gas sales were 70 per cent higher than in the same period last year. Measured in Norwegian kroner, the oil price has decreased by 19 per cent and the natural gas price has declined by 28 per cent. The manufacturing and marketing business continues to show weaker results than last year, but developments compared with the first quarter have been positive, especially for petrochemicals.

"The strong decline in the USD exchange rate measured against the NOK has reduced our revenues but has provided considerable currency gains on our long-term debt denominated in USD.
"Our improvement program has also contributed positively to the result. During the last six months total improvements amounted to NOK 0.6 billion, demonstrating that we are on track in relation to the target of NOK 3.5 billion annually by 2004.

"Further, we see the positive results of our efforts to increase long-term natural gas sales. The agreement signed with British Gas Trading is the largest single contract, measured in annual volumes, for sales of Norwegian natural gas during the last 15 years and demonstrates Statoil's competitive strength in the UK market. I also find it positive that the discussion with the European Commission about Norwegian natural gas sales has found an amicable solution."

USGAAP	Second quarter				First half year				Total
income statement
(in millions, except share data)	2002 NOK	2001 NOK	change	2002 USD*	2002 NOK	2001 NOK	change	2002 USD*	2001 NOK

Total revenues	63,247	60,547	4%	8,406	118,063	111,391	6%	15,692	236,336

E&P Norway	8,223	12,043	(32%)	1,093	15,319	22,532	(32%)	2,036	40,697
International E&P	325	1,812	(82%)	43	581	2,368	(75%)	77	1,291
Natural Gas	2,063	2,171	(5%)	274	4,884	5,455	(10%)	649	9,629
Manufacturing & Marketing	389	1,207	(68%)	52	202	2,540	(92%)	27	4,480
Other	119	65	83%	16	114	(154)	N/A	15	57

Income before financial items, income taxes and minority interest	11,119	17,298	(36%)	1,478	21,100	32,741	(36%)	2,804	56,154

Net financial items	5,128	(186)	N/A	682	5,934	(944)	N/A	789	65
Income before income taxes and minority interests	16,247	17,112	(5%)	2,159	27,034	31,797	(15%)	3,593	56,219

Income taxes	(10,136)	(10,729)	(6%)	(1,347)	(17,881)	(21,006)	(15%)	(2,377)	(38,486)
Minority interest	(47)	(152)	(69%)	(6)	(84)	(232)	(64%)	(11)	(488)

Net income	6,064	6,231	(3%)	806	9,069	10,559	(14%)	1,205	17,245

Earnings per share (adj. for special items)	2.80	1.81	54%	0.37	4.19	4.01	4%	0.56	7.32
Earnings per share	2.80	3.12	(10%)	0.37	4.19	5.32	(21%)	0.56	8.31
Weighted average number of ordinary shares outstanding** (millions)	2,165	1,997	8%		2,165	1,986	9%		2,076

Operational data
Realized oil price (USD/bbl)	24.3	26.9	(10%)		22.5	26.3	(14%)		24.0
Norwegian NOK/USD average daily exchange rate	8.20	9.18	(11%)		8.55	9.03	(5%)		8.99
Realized oil price (NOK/bbl)	199	247	(19%)		192	237	(19%)		215
Refining margin, FCC (USD/boe)	2.2	5.1	(57%)		1.7	4.6	(63%)		3.6
Total oil and gas production (1000 boe/day)	1,075	934	15%		1,086	969	12%		1,007
Total oil and gas liftings (1000 boe/day)	1,084	875	24%		1,079	967	12%		1,008
Production (lifting) cost (USD/boe, last 12 months)	2.8	N/A			2.8	N/A			2.9

* Solely for the convenience of the reader, financial data for the second quarter and first half of 2002 has been translated into US dollars at the rate of NOK 7.52 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on June 28, 2002. Financial data for the second quarter and first half of 2001 has been translated into US dollars at the rate of NOK 9.33 to USD 1.00, the Federal Reserve noon buying rate of June 29, 2001.
** The exact weighted average number of ordinary shares outstanding were: 2,164,789,769 in the second quarter of 2002, 1,996,621,864 in the second quarter of 2001, 2,164,688,249 in the first half of 2002, 1,986,311,014 in the first half of 2001, 2,076,180,942 in year 2001.

Total oil and gas production in the second quarter of 2002 was 1,075,000 barrels of oil equivalent (boe) per day compared to 934,000 boe per day in the corresponding period of 2001. In the first half of 2002 total oil and gas production was 1,086,000 boe per day compared to 969,000 boe per day in the first half of 2001.

The weaker results in the first half of 2002 compared with the first half of 2001 are mainly related to lower oil and natural gas prices. Measured in NOK the oil price decreased by 19 per cent and the natural gas price declined by 25 per cent. Downstream prices and margins were also lower. In addition, the result from the first half of 2001 included gains on sales of assets of NOK 3.0 billion before tax and NOK 2.6 billion after tax. These factors are partly offset by large unrealized currency gains on the group's debt, increased oil and natural gas sales and a decrease in exploration expenses.

The most important events in the second quarter of 2002 were:

  Total oil and gas production was 15 per cent higher compared to the second quarter of 2001, and natural gas sales increased by 70 per cent.
  The strong decline in the USD exchange rate measured against the NOK has reduced our revenues but has also provided considerable currency gains on our long-term debt.
  Statoil has entered into a new UK natural gas sales contract of 5 billion cubic meters annually from Statoil and SDFI from 2005, roughly 45 per cent of which is to come from Statoil. This is Statoil's largest natural gas sale since the Troll gas sales agreement in 1986 measured in annual volumes.
  Amicable solution reached with the European Commission regarding the statement of objections against the Norwegian gas sales system.
  The development of the Snøhvit field continues after clarifications on the fiscal framework with EFTA Surveillance Authority (ESA) in May 2002.
  In the 17th offshore licensing round on the Norwegian Continental Shelf (NCS), Statoil was awarded operatorship and a 30 per cent share in PL281. Statoil was also awarded a 20 per cent share in PL282. These were Statoil's highest priorities. In the 4th licensing round in Brazil, Statoil was awarded a 40 per cent share in the BM-J-3 deepwater block.
  In May 2002 Statoil's annual general meeting elected a new corporate assembly, which in June elected a new board of directors for the group.

USGAAP	Second quarter				First half year				Total
income statement	2002	2001		2002	2002	2001		2002	2001
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Sales	62,921	57,167	10%	8,363	117,856	107,861	9%	15,664	231,087
Equity in net income of affiliates	315	143	120%	42	196	291	(33%)	26	439
Other income	11	3,237	(100%)	1	11	3,239	(100%)	1	4,810

Total revenues	63,247	60,547	4%	8,406	118,063	111,391	6%	15,692	236,336

Cost of goods sold	39,329	30,999	27%	5,227	71,538	53,635	33%	9,508	126,153
Operating expenses	6,938	7,008	(1%)	922	14,320	14,487	(1%)	1,903	29,547
Selling, general and administrative expenses	1,322	1,093	21%	176	2,456	2,273	8%	326	3,547
Depreciation, depletion and amortization	4,198	3,397	24%	558	8,046	7,259	11%	1,069	18,058
Exploration expenses	341	752	(55%)	45	603	996	(39%)	80	2,877

Total expenses	52,128	43,249	21%	6,928	96,963	78,650	23%	12,887	180,182

Income before financial items, income taxes and minority interest	11,119	17,298	(36%)	1,478	21,100	32,741	(36%)	2,804	56,154

Net financial items	5,128	(186)	N/A	682	5,934	(944)	N/A	789	65
Income before income taxes and minority interest	16,247	17,112	(5%)	2,159	27,034	31,797	(15%)	3,593	56,219

Income taxes	(10,136)	(10,729)	(6%)	(1,347)	(17,881)	(21,006)	(15%)	(2,377)	(38,486)
Minority interest	(47)	(152)	(69%)	(6)	(84)	(232)	(64%)	(11)	(488)

Net income	6,064	6,231	(3%)	806	9,069	10,559	(14%)	1,205	17,245

ROACE (last 12 months)	15.6%	N/A			15.6%	N/A			17.6%
Cash flows provided by operating activities (billion)	3.1	22.4	(86%)	0.4	10.5	36.0	(71%)	1.4	39.2
Gross investments (billion)	4.5	5.4	(17%)	0.6	8.6	10.4	(17%)	1.1	17.4

Net Debt to Capital ratio	36%	48%			36%	48%			39%

Income before financial items, income taxes and minority interest was NOK 11.1 billion in the second quarter of 2002 compared to NOK 17.3 billion in the corresponding quarter of 2001, a reduction of 36 per cent. In the first half of 2002, Income before financial items, income taxes and minority interest was NOK 21.1 billion compared with NOK 32.7 billion in the corresponding period of 2001. This decline from the first half of 2001 to the first half of 2002 is mainly due to a 19 per cent decrease in realized oil prices measured in NOK, a reduction of 25 per cent in natural gas prices and a reduction in downstream prices and margins. The contribution from Statpipe is also reduced due to Statoil's lower ownership interest following the transfer of 33.25 per cent to the Norwegian State in the SDFI transaction. In addition, the result from the first half of 2001 included gains on sales of assets of NOK 3.0 billion. These effects have been partly offset by a three per cent increase in oil liftings, a 50 per cent increase in natural gas sales volumes and reduced exploration expenses compared to the first half of 2001.

The increase in total revenues and cost of goods sold from both the second quarter of 2001 to the second quarter of 2002 and from the first half of 2001 to the first half of 2002 is related to the owner's instruction, effective from June 2001, for the sale of SDFI oil by Statoil on behalf of the SDFI. The instruction entails that all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any such trading activity was included in sales.

Net financial items for the second quarter of 2002 were NOK 5.1 billion, an improvement of NOK 5.3 billion compared to the result for the second quarter of 2001. For the first half of 2002 net financial items were NOK 5.9 billion compared with a net cost of NOK 0.9 billion in the first half of 2001. The improvement is mainly due to changes in unrealized currency gains on the group's net debt position. A strong reduction in the NOK/USD exchange rate during the first half of 2002 impacted net financial items positively, compared to the negative effect of an increase in the NOK/USD exchange rate during the first half of 2001. Furthermore, interest costs were reduced in the first half of 2002 compared to the first half of 2001, predominantly due to lower average interest rates on Statoil's debt portfolio and a reduced NOK/USD exchange rate on the interest costs in the first half of 2002.

The Central Bank of Norway's closing rate for NOK/USD was 9.30 on June 29, 2001, 9.01 on December 31, 2001, 8.81 on March 27, 2002 and 7.45 on June 28, 2002. These exchange rates have been applied in Statoil's financial statements.

Income taxes were NOK 10.1 billion (effective tax rate of 62.4 per cent) in the second quarter of 2002 compared to NOK 10.7 billion (effective tax rate of 62.7 per cent) in the second quarter of 2001. In the first half of 2002 income taxes amounted to NOK 17.9 billion (effective tax rate of 66.1 per cent) compared to NOK 21.0 billion (effective tax rate of 66.1 per cent) in the first half of 2001. The reduced effective tax rate in the second quarter of 2002 is mainly related to net financial items being taxed at approximately 50 per cent. The comparatively low effective tax rate of the second quarter of 2001 was related to a non-taxable gain on sale of interests on the NCS and a gain on the sale of the Kashagan license taxed at about 30 per cent.

Return on average capital employed (ROACE) (2) for the last 12 months, adjusted for special items, was 15.6 per cent compared to 17.6 per cent for the whole of 2001. Adjusted to an assumed average long-term oil price of USD 16 (calculated using year 2000 USD) per barrel and similar assumption for the natural gas price, the ROACE for the last 12 months is calculated at 9.9 per cent compared to 10.3 per cent for the entire year 2001. This decrease in the adjusted return compared to last year was mainly due to the weak results from the downstream activities and a weakening of the USD measured against the NOK.

After the targets of the cost improvement program from 1999-2001 were reached by the end of 2001, Statoil in May 2002 specified further improvement efforts necessary to reach the target of 12 per cent ROACE in 2004. The target is to improve Income before financial items, income taxes and minority interest by NOK 3.5 billion compared to 2001. By the end of the second quarter of 2002 an improvement of NOK 0.6 billion had been achieved and the program is progressing according to schedule in all business areas.

Cash flows provided by operating activities amounted to NOK 3.1 billion in the second quarter of 2002, compared to NOK 22.4 billion in the corresponding quarter of 2001. In the first half of 2002 cash flows provided by operating activities were NOK 10.5 billion compared to NOK 36.0 billion in the first half of 2001. Cash flows for the first half of 2001 were strongly affected by the SDFI transaction in which the Norwegian State transferred interests in SDFI properties to Statoil. The decline in cash flows provided by operating activities of NOK 25.5 billion is due in part to increased tax payments of NOK 6.1 billion, mainly because the tax payment in the first half of 2001 did not include NOK 6.0 billion in tax payment on the transferred SDFI properties. In addition, NOK 9.8 billion of the reduction is related to the decrease in cash flow from operations before tax, mainly due to lower prices, margins and the NOK/USD exchange rate. The remaining reduction of NOK 9.6 billion is mainly related to a reduction in working capital (exclusive of taxes payable and cash) and effects of the SDFI transaction in the first half of 2001.

Working capital (current assets less current liabilities) was increased by NOK 1.3 billion from a negative working capital of NOK 10.0 billion as of June 30, 2001 to a negative working capital of NOK 8.7 billion as of June 30, 2002. Taking into consideration Statoil's established credit facilities, credit rating and access to capital markets, the management believes that the level of working capital is sufficient to meet current and future needs.

Cash flows used in investment activities decreased from NOK 7.2 billion in the second quarter of 2001 to NOK 2.1 billion in the second quarter of 2002. In the first half of 2002 cash flows used in investment activities amounted to NOK 6.2 billion compared to NOK 9.9 billion in the corresponding period of 2001. Gross investments, defined as additions to property, plant and equipment and capitalized exploration spending, declined from NOK 5.4 billion in the second quarter of 2001 to NOK 4.5 billion in the second quarter of 2002. Correspondingly, gross investments in the first half of 2002 were NOK 8.6 billion compared to NOK 10.4 billion in the first half of 2001. This reduction is mainly related to lower investments in the year-to-date in International E&P, Natural Gas and Manufacturing & Marketing. A higher investment level is expected in the second half of 2002 and gross investments for the group in 2002 are expected to reach NOK 23 billion.

Gross	Second quarter				First half year				Total
investments	2002	2001		2002	2002	2001		2002	2001
(in billions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

- E&P Norway	2.7	2.5	9%	0.4	5.3	5.5	(4%)	0.7	10.8
- International E&P	1.3	1.9	(30%)	0.2	2.5	2.9	(15%)	0.3	5.1
- Natural Gas	0.0	0.3	(100%)	0.0	0.1	0.3	(58%)	0.0	0.3
- Manufacturing & Marketing	0.5	0.3	56%	0.1	0.7	1.0	(29%)	0.1	0.8
- Other	0.0	0.5	(91%)	0.0	0.0	0.7	(94%)	0.0	0.4

Total gross investment	4.5	5.4	(16%)	0.6	8.6	10.4	(17%)	1.1	17.4

Cash flows used in financing activities amounted to NOK 5.5 billion in the first half of 2002, compared to NOK 32.3 billion in the corresponding period of 2001. The large difference is mainly explained by cash used in the SDFI transaction in the second quarter of 2001. New long-term borrowings in the first half of 2002 was NOK 3.5 billion compared to NOK 9.0 billion in the first half of 2001. Downpayment of long-term debt in the first half of 2002 increased by NOK 1.2 billion compared to the first half of 2001, while downpayment of short-term debt increased by NOK 2.7 billion in the same period. The funding required in the first half of 2002 was substantially reduced from that of the first half of 2001 due to amounts paid to the Norwegian State of NOK 49.7 billion (including the amount classified as a dividend referred to bellow), and partly offset by the proceeds from det issue of new shares of NOK 12.9 billion. Cash flows provided by operating activities in the first half of 2001 included income tax on transferred SDFI properties. The calculated income tax related to these properties amounted to NOK 6.0 billion in the first half of 2001, which, together with net income from the transferred SDFI properties, was classified as a dividend to the owner until the formal transfer on June 1, 2001.

Liquidity. Cash flow from operations is highly dependent on oil and natural gas prices and our production levels and is only to a small degree influenced by seasonal patterns. Statoil will use existing and available liquidity and new loans to finance Norwegian tax payments (due April 1 and October 1 each year) and any dividend payments. At June 30, 2002, Statoil had liquid assets of NOK 6.8 billion, including approximately NOK 3.8 billion of domestic and international capital market investments, primarily government bonds, and NOK 3.0 billion in cash and cash equivalents. Capital market investments were reduced by NOK 3.5 billion in the second quarter of 2002 but increased overall by NOK 1.7 billion in the first half of 2002. Cash and cash equivalents decreased by approximately NOK 4.5 billion during second quarter 2002, and by NOK 1.4 billion over the first half of 2002 as compared to year-end 2001. The reason for both decreases is the tax payment due in April 2002 and the payment of a dividend of NOK 2.85 per share in May 2002.

Interest bearing debt. Gross interest bearing debt was NOK 37.7 billion at June 30, 2002, compared to NOK 49.8 billion at June 30, 2001. Statoil makes use of currency swaps in the risk management of long-term debt. The result of this is Statoil having almost 100 per cent of its long-term debt in USD. Net interest bearing debt decreased from NOK 44.2 billion at the end of the second quarter of 2001 to NOK 29.2 billion at the end of the second quarter of 2002. The high level of net interest bearing debt by the end of the second quarter of 2001 was mainly a result of the SDFI payment, which took place in that quarter.

Net debt to capital ratio (defined as net interest bearing debt to capital employed) was 36 per cent at the end of the second quarter of 2002, compared to 48 per cent at the end of the second quarter of 2001.

Exploration expenditure (including capitalized exploration expenditure) was reduced from NOK 0.9 billion in the second quarter of 2001 to NOK 0.5 billion in the second quarter of 2002. A total of seven exploration and appraisal wells were completed in the second quarter of 2002, of which six resulted in discoveries. In the first half of 2002 exploration expenditure was NOK 0.9 billion compared to NOK 1.4 billion in the first half of 2001. A total of 11 exploration and appraisal wells were completed in the first half of 2002, nine of which resulted in discoveries.

Production cost per barrel of oil equivalent (boe) for the last 12 months was USD 2.8 per boe to June 30, 2002 compared to USD 2.9 per boe for the year 2001. The production cost per boe for the last 12 months measured in NOK is four per cent down from the end of first quarter of 2002 and six per cent lower than for the year 2001. Statoil expects production cost per barrel to increase in the third quarter of 2002, mainly due to planned maintenance turnarounds.

Health, safety and the environment. On April 17, 2002 a fatality was suffered by a contractor working for Statoil on the hired Byford Dolphin drilling rig on the Sigyn field in the North Sea. The accident has been investigated and improvement measures have been initiated. As a consequence of the failure of Byford Dolphin to meet contractual safety requirements, and to adopt and satisfactorily follow up on new safety measures, Statoil terminated in May the charter with the rig contractor with immediate effect.

On June 10, 2002 a fine of NOK 10 million was imposed on Statoil due to a fatal accident on the Heidrun field on February 14, 1999.

Statoil had a reduction in injuries in the second quarter of 2002 compared to the second quarter of 2001. Total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) is 5.7 in the second quarter of 2002 compared to 6.7 in the corresponding period last year.

The number of serious incidents in the second quarter of 2002 was at the same level as in the second quarter of 2001. The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) was 3.8 in the second quarter of 2002 compared to 4.0 in the second quarter of 2001.

There were 102 unintentional oil spills in the second quarter of 2002 compared to 95 in the corresponding period last year. In volume terms, spills totaled 23 cubic meters in the second quarter of 2002 as against 106 cubic meters in the second quarter of 2001.

In May 2002 Statoil's annual general meeting elected a new corporate assembly. After the election the members of the corporate assembly are: Kjell Bjørndalen, Kirsti Høegh Bjørneset, Erlend Grimstad, Gunnar Mathisen, Wenche Meldahl, Anita Roarsen, Asbjørn Rolstadås and Anne Cathrine Slungård.

In June 2002 Statoil's corporate assembly elected representatives to the group's board of directors. After the election the members of the group's board of directors are: Leif Terje Løddesøl (chairman), Maurey Devine, Grace Skaugen, Eli Sætersmoen, Finn A Hvistendahl, Knut åm, Marit Bakke, Stein Bredal and Bjørn Erik Egeland.

(1) Special items for the last 12 months represent a gain of NOK 1.3 billion before tax (NOK 0.9 billion after tax) related to the sale of the operations in Vietnam in the third quarter of 2001 and the write-down of NOK 2.0 billion before tax on the LL 652 oil field in Venezuela (NOK 1.4 billion after tax) in the fourth quarter of 2001. Special items for the year 2001 also include a non-taxable gain from the second quarter of 2001 of approximately NOK 1.4 billion related to the sale of non-core assets in the Grane, Njord, Jotun fields and a 12 per cent interest in the Snøhvit field and a gain of NOK 1.6 billion before tax (NOK 1.2 billion after tax) from the second quarter of 2001 related to the sale of the 4.76 per cent interest in the Kashagan license in the Caspian Sea.

(2) In calculation of all relevant key figures, capital employed at the end of the first quarter and the third quarter is adjusted for 50 per cent of the cash build-up related to the tax payment in early April and early October.

(3) Net interest bearing debt is Long-term interest bearing debt and short term interest bearing debt reduced by Cash, cash equivalents and short-term investments and interest bearing Accounts receivable.

E&P NORWAY

USGAAP	Second quarter				First half year				Total
income statement	2002	2001		2002	2002	2001		2002	2001
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Total revenues	14,528	17,518	(17%)	1,931	27,467	34,686	(21%)	3,651	65,655

Operating, general & administrative expenses	2,959	2,521	17%	393	5,742	6,168	(7%)	763	11,145
Depreciation, depletion and amortization	3,070	2,401	28%	408	5,962	5,232	14%	792	11,805
Exploration expenses	276	553	(50%)	37	444	754	(41%)	59	2,008

Total expenses	6,305	5,475	15%	838	12,148	12,154	0%	1,615	24,958

Income before financial items, income taxes and minority interest	8,223	12,043	(32%)	1,093	15,319	22,532	(32%)	2,036	40,697

Realized oil price (USD/bbl)	24.4	27.2	(10%)		22.6	26.5	(15%)		24.1

Total liftings :
Oil (1000 bbl/day)	699	635	10%		683	684	0%		697
Natural gas (1000 boe/day)	290	171	69%		310	213	45%		246
Total oil and natural gas liftings (1000 boe/day)	989	806	23%		993	898	11%		943

Total oil and natural gas production (1000 boe/day)	983	867	13%		997	903	10%		940

Income before financial items, income taxes and minority interest for E&P Norway was NOK 8.2 billion in the second quarter of 2002 compared to NOK 12.0 billion in the corresponding period of 2001. In the first half of 2002 Income before financial items, income taxes and minority interest was NOK 15.3 billion compared to NOK 22.5 billion in the first half of 2001. The decline in profit was primarily due to a 19 per cent lower realized oil price measured in NOK, gains on sales of assets on the NCS of NOK 1.4 billion in the first half of 2001 and increased depreciations due to new fields coming on stream in the second half of 2001. This decline was partly offset by a 45 per cent increase in production of natural gas (which is sold from E&P Norway to Natural Gas), somewhat lower operating, general and administrative expenses and a material reduction in exploration expenses.

As part of the improvement program, E&P Norway has targeted an improvement in Income before financial items, income taxes and minority interest of NOK1.2 billion in 2004 compared to 2001. At the end of the second quarter of 2002 NOK 0.1 billion of this has been realized, partly due to increased regularity.

Average daily lifting (4) of oil increased from 635,000 barrels (bbl) per day in the second quarter of 2001 to 699,000 bbl per day in the second quarter of 2002, while average daily production of oil was increased from 656,000 bbl per day in the second quarter of 2001 to 693,000 bbl per day in the second quarter of 2002. The lifting situation changed from an underlift of 21,000 bbl per day in the second quarter of 2001 to an overlift of 6,000 bbl per day in the second quarter of 2002. In the first half of 2002 average daily lifting of oil was 683,000 bbl per day, against 684,000 bbl per day in the corresponding period of 2001. Average daily production of oil in the first half of 2002 amounted to 687,000 bbl per day, compared to 674,000 bbl per day in the first half of 2001.

Statoil's production of oil in the second quarter of 2002 was reduced due to production limitations imposed by the Norwegian government. Several fields on the NCS have not reached the production limit defined by the Norwegian authorities. Statoil reduced its oil production on the NCS by approximately 13,000 bbl per day in the second quarter of 2002 and 18,500 bbl per day year-to-date due to production limitations. The production limitations on the NCS were cancelled from June 30, 2002.

Average daily natural gas production in the second quarter of 2002 increased to 290,000 boe per day in the second quarter of 2002 from 171,000 boe per day in the second quarter of 2001. In the first half of 2002 average daily natural gas production was 310,000 boe per day, against 213,000 boe per day in the first half of 2001. The increase is mainly related to larger volumes sold under long-term contracts from the start of the new gas year, October 2001, and the fact that customers used their contractual flexibility to buy lower volumes in the second quarter of 2001 and higher volumes in the second quarter of 2002.

Total oil and gas production in year 2002 is expected to be 950,000 boe per day. In the third quarter of 2002, oil production is expected to be lower than in the first and second quarters of 2002. The reason for this is planned maintenance turnarounds at several Statoil-operated and partner-operated fields. Natural gas sales are expected to show the same seasonal pattern as in previous years with lower sales during the summer months.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.4 billion in the second quarter of 2002 compared to NOK 0.7 billion in the second quarter of 2001. In the first half of 2002 exploration expenditure amounted to NOK 0.7 billion compared to NOK 1.1 billion in the first half of 2001.

A total of five exploration and appraisal wells were completed in the second quarter of 2002, four of which resulted in discoveries. Discoveries were made in PL128 (Stær prospect in the Norne area) and PL152 (the N3 prospect in the Gullfaks/Statfjord area) operated by Statoil, while Norsk Hydro's appraisal well at Ormen Lange confirmed previous estimates of natural gas reserves. In PL255 (the President prospect) the operator, Shell, made a small discovery of natural gas and condensate. Amerada Hess found no hydrocarbons in PL144 (the Dome prospect). Both the President and the Dome prospects were expensed in the second quarter of 2002. In the first six months of 2002 a total of eight exploration and appraisal wells have been completed compared to nine wells in the same period of 2001. Potentially commercial discoveries have been made in five of these wells, two of the wells were dry and one of the wells contained only a small amount of hydrocarbons. Statoil plans to drill approximately 15-18 exploration and appraisal wells on the NCS in the whole of 2002.

Statoil has bought put options as downside protection against low prices in USD for parts of the oil production in 2002 and 2003. The fair market value of these options is adjusted according to the provisions in the US accounting standard FAS 133, which regulates the definition and accounting for derivatives including hedging activities. In the second quarter of 2002 the accounting effects of these on current earnings were immaterial.

The fiscal framework for the Snøhvit project was clarified by ESA in May 2002. After this clarification with ESA the partners in the Snøhvit project decided to terminate the reservations in the LNG sales and shipping agreements. The planning of construction work at Melkøya resumed immediately and the construction work started at the end of June this year.

Statoil was awarded one operatorship in the 17th offshore licensing round with a 30 per cent share in PL281, which includes three deepwater blocks at the Grip Ridge north of the Ormen Lange discovery. In addition, Statoil was awarded a 20 per cent share in PL282, which includes five blocks in the 6504 and 6505 area in the Norwegian Sea. These blocks were Statoil's highest priorities.

The owners in the Troll license decided on May 22, 2002 to increase the compressor capacity of the Troll A gas platform in the North Sea from 85 million cubic meters (mmcm) per day to 100 mmcm per day. The increased capacity will be in operation from the fall of 2005, and requires an investment by the partnership of NOK 3 billion. Statoil's ownership interest is 20.8 per cent. In addition, the development of the Visund gas-phase and Vigdis extension (development of the satellite structures Borg North/West and Vigdis East) were sanctioned in their respective licenses with planned production start in 2005 and at the turn of the year 2003/2004 respectively. The gas from Visund gas-phase will be sent through the Kvitebjørn gas pipeline and landed at Kollsnes. A part of the Sleipner West field (Alfa North) will be developed, with production start planned in 2004. The authorities gave their approval to the plan for installation and operation of the oil pipeline from Kvitebjørn on May 8, 2002.

(4) Liftings of oil equals sales of oil for E&P Norway and International E&P. Deviations from produced volumes are due to periodic over or underliftings.

INTERNATIONAL E&P

USGAAP	Second quarter				First half year				Total
income statement	2002	2001		2002	2002	2001		2002	2001
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Total revenues	1,672	2,913	(43%)	222	2,902	4,336	(33%)	386	7,693

Operating, general & administrative expenses	771	602	28%	102	1,314	1,106	19%	175	2,165
Depreciation, depletion and amortization	511	301	70%	68	848	621	37%	113	3,371
Exploration expenses	65	198	(67%)	9	159	241	(34%)	21	866

Total expenses	1,347	1,101	22%	179	2,321	1,968	18%	308	6,402

Income before financial items, income taxes and minority interest	325	1,812	(82%)	43	581	2,368	(75%)	77	1,291

Realized oil price (USD/bbl)	23.3	22.7	3%		21.7	23.6	(8%)		22.3

Total liftings :
Oil (1000 bbl/day)	88	59	49%		80	60	35%		58
Natural gas (1000 boe/day)	7	9	(28%)		6	9	(38%)		8
Total oil and natural gas liftings (1000 boe/day)	95	68	39%		86	69	25%		65

Total oil and natural gas production (1000 boe/day)	92	67	38%		88	66	34%		67

Income before financial items, income taxes and minority interest for International E&P was NOK 0.3 billion in the second quarter of 2002 compared with NOK 1.8 billion in the second quarter of 2001. The reduction is mainly due to a gain of NOK 1.6 billion on the sale of the Kashagan license in Kazakhstan in the second quarter of 2001. The underlying operations in the second quarter of 2002 show an improvement mostly due to a 39 per cent increase in total liftings of oil and natural gas and reduced exploration expenses. This is partly offset by an eight per cent decrease in realized oil prices measured in NOK, which is a relatively smaller decrease than for Brent Blend. The reason for this is a quality improvement of the oil compared to the first quarter of 2001, mainly due to the start-up of the Sincor upgrading plant in Venezuela in 2002. Increased costs related to business development and increased depreciation due to new fields on stream also reduce the result. Income before financial items, income taxes and minority interest in the first half of 2002 was NOK 0.6 billion compared to NOK 2.4 billion in the first half of 2001.

As a part of the improvement program, International E&P has targeted an improvement of Income before financial items, income taxes and minority interest of NOK 0.85 billion in 2004 compared to 2001. At the end of the second quarter of 2002 NOK 0.2 billion of this has been realized.

Average daily lifting of oil increased from 59,300 bbl per day in the second quarter of 2001 to 88,300 bbl per day in the second quarter of 2002, and from 59,700 bbl per day in the first half of 2001 to 80,400 bbl per day in the first half of 2002. Average daily production of oil increased from 57,800 bbl per day in the second quarter of 2001 to 85,800 bbl per day in the second quarter of 2002, and from 57,200 bbl per day in the first half of 2001 to 82,600 bbl per day in the first half of 2002. The increase in production is mainly related to the Girassol field in Angola producing at plateau levels and to the Sincor field in Venezuela having increased production significantly during the past year. Production from new fields has partly been offset by reduced production from the Lufeng field in China, the LL 652 field in Venezuela, the Siri field off Denmark and the UK fields Alba, Dunlin and Merlin.

Average daily natural gas sales in the second quarter of 2002 amounted to 6,600 boe per day compared to 9,100 boe per day in the second quarter of 2001. In the first half of 2002 average daily gas sales reached 5,700 boe per day compared to 9,200 boe per day in the first half of 2001. The reduction is due to an expected decline in production from the Jupiter field on the UK continental shelf.

Total oil and gas production in 2002 is expected to be 80,000 boe per day. The reduced level compared to the first half of 2002 is mainly due to the sale of the Siri and Lulita fields off Denmark.

Exploration expenditure (including capitalized exploration expenditure) was NOK 127 million in the second quarter of 2002, against NOK 214 million in the corresponding period of 2001. Exploration expenditure in the first half of 2002 was NOK 238 million compared to NOK 295 million in the first half of 2001. Two exploration wells in Block 15 in Angola were completed in the second quarter of 2002 and both resulted in small discoveries. In the first six months of 2002 a total of three exploration wells have been completed and all of them resulted in discoveries. Statoil plans to drill a total of seven to eight exploration and appraisal wells internationally in 2002.

In the 4th licensing round in Brazil, Statoil was awarded a 40 per cent share in the BM-J-3 deepwater block. Petrobras is operator and has the remaining ownership interest. In addition Statoil has farmed-into a 30 per cent share of the Phillips operated exploration block BM-ES 11 in Brazil.

The international long-term production build-up continues, with expected sanction for development of several projects in the second half of 2002. This includes the Kizomba B oil field in Block 15 in Angola, Phase 2 of the Azeri-Chiraq-Gunashli oil field and the first phase of the Shah Deniz gas and condensate field in Azerbaijan. In addition, the Baku-Tblisi-Ceyhan oil pipeline and the gas pipeline South Caucasus Pipeline are expected to be sanctioned for development this year.

There is still uncertainty related to the Corrib project in Ireland concerning permission for the land terminal from the Planning Commission. As a consequence, the planned production start in 2004 will probably be delayed.

An agreement to sell Statoil's E&P operations in Denmark (the Siri and Lulita fields) to the Danish company DONG Efterforskning og Produktion was entered into on May 6, 2002, with an effective date of July 1, 2002. The net book value at the end of the second quarter of 2002 amounts to approximately NOK 0.1 billion, and the transaction is expected to be closed during the third quarter of 2002.

In Nigeria, Statoil signed a Memorandum of Understanding in June 2002 that regulates cooperation between the license groups OPL218 and OPL219 to undertake technical and commercial conceptual studies for a deepwater floating LNG plant based on the Doro and Nnwa gas discoveries in Nigeria. The study will be undertaken in a joint Statoil, Shell and NNPC team, headed by Statoil.

Statoil continues to evaluate possible new projects in Iran, Russia, the Caspian, Mexico, Brazil and Venezuela.

NATURAL GAS

USGAAP	Second quarter				First half year				Total
income statement	2002	2001		2002	2002	2001		2002	2001
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Total revenues	5,269	5,091	3%	700	12,205	11,878	3%	1,622	23,468

Cost of goods sold	1,853	1,642	13%	246	4,385	3,691	19%	583	8,308
Operating, selling and administrative expenses	1,207	1,095	10%	160	2,646	2,356	12%	352	4,867
Depreciation, depletion and amortization	146	183	(20%)	19	290	376	(23%)	39	664

Total expenses	3,206	2,920	10%	426	7,321	6,423	14%	973	13,839

Income before financial items, income taxes and minority interest	2,063	2,171	(5%)	274	4,884	5,455	(10%)	649	9,629

Natural gas sales (bcm)	4.3	2.5	75%		9.4	6.1	53%		14.7
Natural gas price (NOK/Sm3)	0.93	1.29	(28%)		0.99	1.33	(25%)		1.22
Regularity at delivery point %	100.0%	99.3%	1%		100.0%	99.6%	0%		99.8%

Income before financial items, income taxes and minority interest was NOK 2.1 billion in the second quarter of 2002 compared to NOK 2.2 billion in the second quarter of 2001. In the first half of 2002 Income before financial items, income taxes and minority interest was NOK 4.9 billion compared to NOK 5.5 billion for the first six months of 2001. Natural gas sales reached 4.3 billon standard cubic meters (bcm) in the second quarter of 2002 compared to 2.5 bcm in the same period last year. Of the total natural gas sales in the second quarter, Statoil produced 4.2 bcm. In the first half of 2002 natural gas sales reached 9.4 bcm, compared to 6.2 bcm in the first half of 2001. The effect of higher gas sales is offset, however, by a reduction in gas prices of 25 per cent measured in NOK, the increased cost of goods sold and higher transportation costs due to higher volumes. In addition, the contribution from Statpipe in the first half of 2002 declined as a consequence of the reduction of Statoil's ownership share from 58.25 per cent to 25 per cent in the SDFI transaction last year.

As a part of the improvement program, Natural Gas has targeted an improvement in Income before financial items, income taxes and minority interest of NOK 0.5 billion in 2004. At the end of the second quarter of 2002, NOK 0.1 billion of this has been realized.

The high quarterly gas sales in the second quarter of 2002 are mainly related to larger volumes sold under long-term contracts from the start of the new gas year from October 1, 2001. Compared to the second quarter of 2001, the increase was also due to the fact that customers used their contractual flexibility to buy low volumes in the second quarter of 2001 and higher volumes in the second quarter of 2002.

In the second quarter of 2002 an increase in the estimated market value of a long-term gas sales contract in the UK impacted revenues insignificantly. According to the requirements in FAS 133, the changes in market value, resulting from relative changes in the prices of certain commodities employed in the contract's price formula, must be recognized in current earnings.

New natural gas sales to UK. Statoil and British Gas Trading Ltd., a wholly-owned subsidiary of Centrica, have signed a natural gas contract on sales of 5.0 bcm annually from Statoil and SDFI. Statoil's equity gas is roughly 45 per cent of the total contracted amount. The deliveries will start up on October 1, 2005 and last for 10 years. This is the largest natural gas sales contract measured in annual volumes Statoil has entered into since the Troll Gas sales agreement in 1986.

October 1, 2001 was the due date for a potential price review of 70 per cent of Statoil's long-term gas contract portfolio. So far amicable solutions without formal price revisions have been reached for about 75 per cent of this portfolio.

Statement of objections. In 1996 the Competition Directorate General of the European Commission, commenced according to EC/EEA rules an investigation of the members of the Gas Negotiation Committee (GFU), which included Statoil. The investigation related to the arrangements for the sale of natural gas from the NCS to the EU, including the activities of the GFU. On June 12, 2001, Statoil received a statement of objections from the European Union's Competition authority related to these arrangements. On July 17, 2002, Statoil and the Competition Directorate General of the European Commission agreed on an amicable settlement of the case, entailing, among others things, that the European Commission will close the case. Statoil will be bound, in the period from June 2001 until September 2005, to offer sale and delivery of a total of 13 billion cubic meters of natural gas to new customers on commercially competitive terms. Some of the volumes have already been offered and sold to new customers. New customers are defined as all companies within the European Economic Area (EEA) not included in the Statoil portfolio of customers with long-term contracts before 2001. These obligations are in accordance with Statoil's business strategy.

MANUFACTURING & MARKETING

	Second quarter				First half year				Total
USGAAP income statement	2002	2001		2002	2002	2001		2002	2001
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Total revenues	55,978	50,979	10%	7,440	102,723	93,672	10%	13,653	203,387

Cost of goods sold	51,741	45,670	13%	6,877	94,364	82,687	14%	12,542	180,732
Operating, selling and administrative expenses	3,452	3,674	(6%)	459	7,365	7,579	(3%)	979	16,320
Depreciation, depletion and amortization	396	428	(7%)	53	792	866	(9%)	105	1,855

Total expenses	55,589	49,772	12%	7,388	102,521	91,132	12%	13,626	198,907

Income before financial items, income taxes and minority interest	389	1,207	(68%)	52	202	2,540	(92%)	27	4,480

FCC margin (USD/bbl)	2.2	5.1	(57%)		1.7	4.6	(63%)		3.6
Contract price methanol	133	255	(48%)		125	255	(51%)		220
Petrochemical margin (EUR/ton)	150	132	14%		110	135	(19%)		132

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the second quarter of 2002 was NOK 0.4 billion against NOK 1.2 billion in the corresponding period of 2001. In the first half of 2002 Income before financial items, income taxes and minority interest was NOK 0.2 billion compared to NOK 2.5 billion in the first half of 2001.

As a part of the improvement program Manufacturing & Marketing targeted an improvement in Income before financial items, income taxes and minority interest of NOK 0.95 billion in 2004 compared to 2001. At the end of the second quarter of 2002, NOK 0.2 billion of this has been realized.

Low refining margins in the second quarter of 2002 were the main reason for a reduction in profit of NOK 0.6 billion compared to the second quarter of 2001 for the refining area. Average refining margin (FCC margin) was 57 per cent lower, equivalent to USD 2.9 per barrel, in the second quarter of 2002 compared to the second quarter of 2001. In addition, a stronger NOK measured against USD affects the refining area negatively. In the first half of 2002 Income before financial items, income taxes and minority interest for the refining area was reduced by NOK 1.0 billion compared to the corresponding period of last year. A new plant for desulphurization of gas oil at the refinery at Kalundborg started operation on July 1, 2002. The plant was completed three months ahead of schedule and within the planned investment level.

In oil trading, profits in the second quarter of 2002 are in line with the second quarter of 2001. The negative effect related to FAS133 of NOK 0.3 billion in the first quarter of 2002 has been reversed in the second quarter of 2002 and has led to an increase in profits of NOK 0.6 billion compared to the first quarter of 2002. The reduction in oil prices related to the weakening of the NOK/USD exchange rate during the quarter resulted in a realized loss on the short-term inventories of NOK 0.5 billion in the second quarter of 2002. This is because the bulk of the short-term oil inventories are valued based on the last acquired volumes (FIFO principle), and at the beginning of the second quarter oil inventories contained large volumes. The ordinary sales and trading business has showed an improvement in the second quarter of 2002 compared to the second quarter of 2001. In the first half of 2002 the profits within oil trading were NOK 0.2 billion lower than the corresponding period last year.

The retail marketing (Nordic energy and Retail) profit in the second quarter of 2002 is in line with the corresponding period of 2001. Adjusted for a gain on sales of an office building in Denmark in the second quarter of 2001, business operations in Scandinavia, Estonia, Latvia, Lithuania and Ireland have increased profits in the second quarter of 2002 compared to the second quarter of 2001. In the first half of 2002 profits within the entire retail marketing area were NOK 0.1 billion below the level of the first half of 2001.

The agreement with Shell to acquire its network of service stations in Estonia, Latvia and Lithuania has been finalized. This will entail a substantial strengthening of Statoil's position in these countries.

Methanol results for the second quarter of 2002 were NOK 0.1 billion lower compared to the same period last year. This is due to lower prices and a reduction in sales due to a planned maintenance turnaround during June. Average contract price on methanol was about 48 per cent lower in the second quarter of 2002 than in the second quarter of 2001. In the first half of 2002 the profits within the methanol area were NOK 0.2 billion lower than for the first half of 2001.

Borealis' result for the second quarter of 2002 improved by NOK 0.2 billion compared to the second quarter of 2001. The improvement is due to increased margins in the range of EUR 18 per metric ton and higher volumes compared to the second quarter of 2001 plus a reduction in costs due to an improvement program. Year-to-date the result is somewhat higher than for the first half of 2001.

Navion's profit in the second quarter of 2002 decreased by NOK 0.3 billion compared to the second quarter of 2001. This is mainly due to lower shipping rates within conventional shipping and lower capacity utilization and rates for the offshore loading fleet. In the first half of 2002 Navion's profit decreased by NOK 0.8 billion compared to the same period of 2001.

A process to divest 50 to 100 per cent of the shares in Navion has been initiated. A number of companies have expressed their interest and have been invited to review documents in a data room from mid-August 2002.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts in E&P Norway and International E&P, targets, costs and margins; start-up dates for downstream activities; performance and growth targets; product prices; improvement program targets; closing of future transactions; expected investment level in the business segments; and expected exploration and development activities or expenditures, are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; relevant governmental approvals; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME USGAAP

	For the three months		For the six months		For the year ended
	ended June 30,		ended June 30,		December 31,
(in NOK million,	2002	2001	2002	2001	2001
except share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(note 1)

REVENUES
Sales	62,921	57,167	117,856	107,861	231,087
Equity in net income of affiliates	315	143	196	291	439
Other income	11	3,237	11	3,239	4,810

Total revenues	63,247	60,547	118,063	111,391	236,336

EXPENSES
Cost of goods sold	(39,329)	(30,999)	(71,538)	(53,635)	(126,153)
Operating expenses	(6,938)	(7,008)	(14,320)	(14,487)	(29,547)
Selling, general and administrative expenses	(1,322)	(1,093)	(2,456)	(2,273)	(3,547)
Depreciation, depletion and amortization	(4,198)	(3,397)	(8,046)	(7,259)	(18,058)
Exploration expenses	(341)	(752)	(603)	(996)	(2,877)

Total expenses before financial items	(52,128)	(43,249)	(96,963)	(78,650)	(180,182)

Income before financial items, income taxes and minority interest	11,119	17,298	21,100	32,741	56,154

Net financial items	5,128	(186)	5,934	(944)	65

Income before income taxes and minority interest	16,247	17,112	27,034	31,797	56,219

Income taxes	(10,136)	(10,729)	(17,881)	(21,006)	(38,486)
Minority interest	(47)	(152)	(84)	(232)	(488)

Net income	6,064	6,231	9,069	10,559	17,245

Net income per ordinary share	2.80	3.12	4.19	5.32	8.31

Weighted average number of ordinary shares outstanding	2,164,789,769	1,996,621,864	2,164,688,249	1,986,311,014	2,076,180,942

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

	At June 30,	At June 30,	At December 31,
	2002	2001	2001
(in NOK million, except share data)	(unaudited)	(unaudited)	(note 1)

ASSETS

Cash and cash equivalents	2,974	3,552	4,395
Short-term investments	3,821	2,088	2,063

Cash, cash equivalents and short-term investments	6,795	5,640	6,458

Accounts receivable	21,922	27,986	26,208
Accounts receivable - related parties	1,687	8,955	1,531
Inventories	4,579	4,421	5,276
Prepaid expenses and other current assets	5,909	11,628	9,184

Total current assets	40,892	58,630	48,657

Investments in affiliates	9,673	10,015	9,951
Long-term receivables	6,125	6,580	7,166
Net property, plant and equipment	123,547	131,335	126,500
Other assets	7,023	6,918	7,421

TOTAL ASSETS	187,260	213,478	199,695

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	5,327	5,808	6,613
Accounts payable	10,747	15,400	10,970
Accounts payable - related parties	5,597	9,518	10,164
Accrued liabilities	10,302	15,322	13,831
Income taxes payable	17,658	22,619	16,618

Total current liabilities	49,631	68,667	58,196

Long-term debt	32,343	44,027	35,182
Deferred income taxes	42,301	41,959	42,354
Other liabilities	10,856	11,323	10,693

Total liabilities	135,131	165,976	146,425

Minority interest	1,473	2,684	1,496

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474	5,474
Treasury shares, 23,451,718 and 25,000,000 shares	(59)	(63)	(63)
Additional paid-in-capital	37,728	37,391	37,728
Retained earnings	9,578	0	6,682
Accumulated other comprehensive income/(loss)	(2,065)	2,016	1,953

Totale shareholders' equity	50,656	44,818	51,774

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	187,260	213,478	199,695

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

	For the six months ended June 30,		For the year ended December 31,
	2002	2001	2001
(in NOK million)	(unaudited)	(unaudited)	(note1)

OPERATING ACTIVITIES
Consolidated net income	9,069	10,559	17,245
Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	84	232	488
Depreciation, depletion and amortization	8,046	7,259	18,058
Exploration costs written off	37	32	935
(Gains)/losses on foreign currency transactions	(6,611)	1,316	180
Deferred taxes	205	137	848
Income taxes of transferred SDFI properties	0	5,952	5,952
(Gains)/losses on sales of assets and other items	(205)	(2,322)	(4,990)

Changes in working capital (other than cash)
- (Increase) decrease in inventories	697	(305)	(1,050)
- (Increase) decrease in accounts receivables	4,130	(3,084)	4,522
- (Increase) decrease in other receivables	2,377	4,800	(1,543)
- (Increase) decrease in short-term investments	(1,758)	1,769	1,794
- Increase (decrease) in accounts payable	(4,790)	313	(3,852)
- Increase (decrease) in other payables	(932)	7,108	(1,629)
Increase (decrease) in other non-current obligations	116	2,251	2,215

Cash flows provided by operating activities	10,465	36,017	39,173

INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,267)	(10,041)	(16,649)
Exploration expenditures capitalized	(354)	(399)	(765)
Change in long-term loans granted and other long-term items	500	(1,736)	(539)
Proceeds from sales of assets	1,963	2,289	5,115

Cash flows used in investing activities	(6,158)	(9,887)	(12,838)

FINANCING ACTIVITIES
New long-term borrowings	3,458	8,980	9,609
Repayment of long-term borrowings	(1,351)	(116)	(4,548)
Distribution to minority shareholders	(113)	0	(1,878)
Ordinary dividend paid	(6,169)	(5,668)	(5,668)
Amounts paid to shareholder, related to SDFI properties	0	(49,747)	(49,747)
Capital contribution related to SDFI properties	0	0	8,460
Net proceeds from issuance of new shares	0	12,882	12,890
Net short-term borrowings, bank overdrafts and other	(1,287)	1,373	(588)

Cash flows used in financing activities	(5,462)	(32,296)	(31,470)

Net increase (decrease) in cash and cash equivalents	(1,155)	(6,166)	(5,135)

Effect of exchange rate changes on cash and cash equivalents	(266)	(27)	(215)
Cash and cash equivalents at beginning of year	4,395	9,745	9,745

Cash and cash equivalents at end of period	2,974	3,552	4,395

See notes to the consolidated financial statements

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2001 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2001. Certain reclassifications have been made to prior periods' figures to be consistent with current period's classifications.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short-term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil. Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. The contribution of properties from SDFI to Statoil is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in 2002. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such, all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

In June 2001, the FASB issued FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests as described in the Statements. Other intangible assets will continue to be amortized over their useful lives. The impact of the adoption of FAS 141 and FAS 142 from January 1, 2002, was a reduction in amortization charges for the first and second quarter 2002 of approximately NOK 20 million each.

In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 from January 1, 2002, did not have any impact on the Company's financial position and results of operations.

As part of the restructuring of the shipping operations, Statoil has committed to a plan to dispose of 50% or more of the shuttle tanking operations and the majority of the shipping activities performed by the wholly-owned subsidiary Navion. Several potential buyers responded, and in August Navion will open a data room for due diligence. The property, plant and equipment held for sale are included in the Manufacturing and Marketing segment at a book value of approximately NOK 5.6 billion. Statoil believes that the sale will be completed by the first half of 2003.

On May 6, 2002, Statoil entered into an agreement to sell its interests in the Siri and Lulita oil fields on the Danish continental shelf with an effective date July 1, 2002. Net book value at June 30, 2002 amounts to approximately NOK 0.1 billion, and it is anticipated that the sale will be completed in the third quarter of 2002.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As a result of the adoption of FAS 133 on January 1, 2001 Statoil recorded during the first quarter ended March 31, 2001 a NOK 2 million net expense in Net financial items in the Consolidated Statement of Income due to the immateriality of the transition adjustment. No transition adjustment was required to be recorded in Accumulated other comprehensive income related to cash flow hedges.

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding 18 months and cash flows related to interest payments over a period not exceeding 31 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended June 30, 2002. The net change in Accumulated other comprehensive income associated with the current period hedging transactions, and the net amount reclassified into earnings during the period, were immaterial. At June 30, 2002, the net deferred hedging loss in Accumulated other comprehensive income was NOK 50 million (after tax), an immaterial amount of which will affect earnings over the next 12 months. The unrealized loss component of remaining derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended June 30, 2002 was NOK 32 million (after 28% tax). This item relates to time value of options utilized to hedge certain crude production volumes, which was recorded against sale in Exploration and Production Norway in the Consolidated Statement of Income.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended June 30, 2002. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments, Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Segment data as for the three months ended June 30, 2002 and 2001 and the six months ended June 30, 2002 and 2001 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended June 30, 2002
Revenues third party	358	1,320	5,207	55,667	380	62,932
Revenues inter-segment	14,146	352	36	35	(14,569)	0
Income (loss) from equity investments	24	0	26	276	(11)	315

Total revenues	14,528	1,672	5,269	55,978	(14,200)	63,247

Income before financial items, income taxes and minority interest	8,223	325	2,063	389	119	11,119
Segment income taxes	(6,075)	(97)	(1,508)	(24)	(36)	(7,740)

Segment net income	2,148	228	555	365	83	3,379

Three months ended June 30, 2001
Revenues third party	1,965	2,341	5,099	50,725	274	60,404
Revenues inter-segment	15,523	572	(37)	179	(16,237)	0
Income (loss) from equity investments	30	0	29	75	9	143

Total revenues	17,518	2,913	5,091	50,979	(15,954)	60,547

Income before financial items, income taxes and minority interest	12,043	1,812	2,171	1,207	65	17,298
Segment income taxes	(7,741)	(543)	(1,718)	(339)	(70)	(10,411)

Segment net income	4,302	1,269	453	868	(5)	6,887

Six months ended June 30, 2002
Revenues third party	504	2,179	12,045	102,535	604	117,867
Revenues inter-segment	26,909	723	107	79	(27,818)	0
Income (loss) from equity investments	54	0	53	109	(20)	196

Total revenues	27,467	2,902	12,205	102,723	(27,234)	118,063

Income before financial items, income taxes and minority interest	15,319	581	4,884	202	114	21,100
Segment income taxes	(11,221)	(174)	(3,594)	(24)	(37)	(15,050)

Segment net income	4,098	407	1,290	178	77	6,050

Six months ended June 30, 2001
Revenues third party	2,354	3,210	11,847	93,347	342	111,100
Revenues inter-segment	32,270	1,126	(30)	179	(33,545)	0
Income (loss) from equity investments	62	0	61	146	22	291

Total revenues	34,686	4,336	11,878	93,672	(33,181)	111,391

Income before financial items, income taxes and minority interest	22,532	2,368	5,455	2,540	(154)	32,741
Segment income taxes	(15,561)	(710)	(4,118)	(718)	0	(21,107)

Segment net income	6,971	1,658	1,337	1,822	(154)	11,634

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

	For the three months ended June 30,		For the six months ended June 30,
(in NOK million)	2002	2001	2002	2001

Segment net income	3,379	6,887	6,050	11,634
Net financial items	5,128	(186)	5,934	(944)
Tax on financial items and other tax adjustments	(2,396)	(318)	(2,831)	101
Minority interest	(47)	(152)	(84)	(232)

Net income	6,064	6,231	9,069	10,559

Segment income taxes	7,740	10,411	15,050	21,107
Tax on financial items and other tax adjustments	2,396	318	2,831	(101)

Income taxes	10,136	10,729	17,881	21,006

4. INVENTORIES

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

	At June 30,	At June 30,	At December 31,
(in NOK million)	2002	2001	2001

Inventories
Crude oil	2,189	2,652	2,919
Petroleum products	2,572	2,993	2,567
Other	786	524	593

Total — inventories valued on a FIFO basis	5,547	6,169	6,079

Excess of current cost over LIFO value	(968)	(1,748)	(803)

Total	4,579	4,421	5,276

5. SHAREHOLDERS' EQUITY

For the six months ended June 30, 2002, there have been the following changes in Shareholders' Equity:

(in NOK million)	Total shareholders' equity

As per January 1, 2002	51,774
Net income for the period	9,069
Dividend	(6,169)
Foreign currency translation adjustment	(3,970)
Derivatives designated as cash flow hedges	(48)

Shareholders' equity as per June 30, 2002	50,656

For the six months ended June 30, 2002, there have been the following changes in Treasury shares/Outstanding shares:

			Total outstanding
	Total shares issued	Treasury shares	shares

As per January 1, 2002	2,189,585,600	(25,000,000)	2,164,585,600
Distribution of bonus shares		1,548,282	1,548,282

As per June 30, 2002	2,189,585,600	(23,451,718)	2,166,133,882

The following sets forth Statoil's Comprehensive Income for the periods shown:

	For the three months ended June 30,		For the six months ended June 30,
(in NOK million)	2002	2001	2002	2001

Net income	6,064	6,231	9,069	10,559
Foreign currency translation adjustment	(2,842)	(214)	(3,970)	(524)
Derivatives designated as cash flow hedges	(38)	(7)	(48)	50

Comprehensive income	3,184	6,010	5,051	10,085

6. FINANCIAL ITEMS

The amount is analyzed as follows:

	For the three months ended June 30,		For the six months ended June 30,
(in NOK million)	2002	2001	2002	2001

Interest and other financial income	311	576	723	1,176
Currency exchange adjustments, net	5,727	(160)	6,690	(398)
Interest and other financial expenses	(525)	(626)	(1,037)	(1,545)
Realized and unrealized gain/(loss) on securities, net	(385)	24	(442)	(177)

Net financial items	5,128	(186)	5,934	(944)

7. RESTRUCTURING AND OTHER CHARGES

In 1999, Statoil made the decision to restructure its US upstream, natural gas trading, and electric power generation operations. In conjunction with this, Statoil established a restructuring provision of NOK 1,400 million primarily for asset write-downs, future lease costs, facilities closure costs and separation costs for approximately 180 employees. The amounts remaining in the provision at December 31, 2001 and June 30, 2002 were NOK 144 (USD 16) million and NOK 111 (USD 15) million respectively. The balance at June 30, 2002 relates primarily to future lease costs, credit risk associated with assets sold, and legal costs expected to be settled in 2002. The provision is recorded in the International Exploration and Production segment of Statoil.

8. COMMITMENTS AND CONTINGENT LIABILITIES

In 1996 the Competition Directorate General of the European Commission, commenced according to EC/EEA rules an investigation of the members of the Gas Negotiation Committee (GFU), including Statoil. The investigation related to the arrangements for the sale of gas from the NCS, including the activities of the GFU. On June 12, 2001, Statoil received a statement of objection from the European Union's Competition authority related to these arrangements. On July 17, 2002, Statoil and the Competition Directorate General of the European Commission agreed on an amicable settlement of the case, implying, among others, that the European Commission will close the case. Statoil will be bound, in the period from June 2001 until September 2005, to offer sale and delivery of a total of 13 billion cubic meters of natural gas to new customers on commercially competitive terms. Some of the volumes have already been offered and sold to new customers. New customers are defined to be all companies within the EEA not included in the Statoil portfolio of customers with long-term contracts before 2001. These obligations are in accordance with Statoil's business strategy.

In addition, during the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the management's best judgment. Management does not believe that the resolution of these legal proceedings will have material adverse effect on its financial position, results of operation or cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 5, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer

A GOOD RESULT FOR THE 2nd QUARTER OF 2002

Statoil (OSE: STL, NYSE: STO) achieved an income before financial items, tax and minority interests (EBIT) of NOK 11.1 billion (USD 1.5 billion) for the second quarter of 2002. That compares with NOK 14.3 billion in the second quarter of 2001, after adjusting for special items amounting to NOK 3 billion. 1 EBIT for the first half of 2002 came to NOK 21.1 billion (USD 2.8 billion), as against NOK 29.7 billion, adjusted for special items, for January-June 2001.

Statoil's results for the second quarter of 2002

  Net income: NOK 6.1 billion
  Earnings per share: NOK 2.80
  Substantial foreign currency gains
  Oil and gas production up 15 per cent
  Lower prices for oil and gas

Net income for the second quarter totalled NOK 6.1 billion (USD 0.8 billion), compared with NOK 3.6 billion in the same period of last year after adjusting for special items of NOK 2.6 billion. For the first half, net income amounted to NOK 9.1 billion (USD 1.2 billion) as against NOK 8.0 billion, adjusted for special items, in January-June 2001. Return on capital employed, adjusted for special items, was 15.6 per cent as against 17.6 per cent for 2001 as a whole. Earnings per share came to NOK 2.80 compared with NOK 1.81 (adjusted) for the second quarter of last year.

"I am particularly satisfied with developments in the upstream business in the second quarter," comments chief executive Olav Fjell. "The 15 per cent increase in total oil and natural gas production is due in part to high regularity in production on the Norwegian continental shelf (NCS) and to the fact that natural gas sales were 70 per cent higher than in the same period last year. Developments in the manufacturing and marketing business have improved compared with the first quarter, especially for petrochemicals. Our improvement programme has also contributed positively to the result. During the last six months, total improvements amounted to NOK 0.6 billion, demonstrating that we are on track in relation to the target of NOK 3.5 billion annually by 2004."

USGAAP income statement (in millions, except share data)

	Second quarter				First half year				Total
	2002	2001		2002	2002	2001		2002	2001
	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Total revenues	63 247	60 547	4%	8 406	118 063	111 391	6%	15 692	236 336

E&P Norway	8 223	12 043	-32%	1 093	15 319	22 532	-32%	2 036	40 697
International E&P	325	1 812	-82%	43	581	2 368	-75%	77	1 291
Natural Gas	2 063	2 171	-5%	274	4 884	5 455	-10%	649	9 629
Manufacturing & Marketing	389	1 207	-68%	52	202	2 540	-92%	27	4 480
Other	119	65	83%	16	114	-154	N/A	15	57

Income before financial items, income taxes and minority interest	11 119	17 298	-36%	1 478	21 100	32 741	-36%	2 804	56 154

Net financial items	5 128	-186	N/A	682	5 934	-944	N/A	789	65
Income before income taxes and minority interests	16 247	17 112	-5%	2 159	27 034	31 797	-15%	3 593	56 219

Income taxes	-10 136	-10 729	-6%	-1 347	-17 881	-21 006	-15%	-2 377	-38 486
Minority interest	-47	-152	-69%	-6	-84	-232	-64%	-11	-488

Net income	6 064	6 231	-3%	806	9 069	10 559	-14%	1 205	17 245

Earnings per share (adj. for special items)	2.80	1.81	54%	0.37	4.19	4.01	4%	0.56	7.32
Earnings per share	2.80	3.12	-10%	0.37	4.19	5.32	-21%	0.56	8.31
Weighted average number of ordinary shares outstanding	2 164 789 769	1 996 621 864	8%		2 164 688 249	1 986 311 014	9%		2 076 180 942

Operational data
Realized oil price (USD/bbl)	24.3	26.9	-10%		22.5	26.3	-14%		24.0
Norwegian NOK/USD average daily exchange rate	8.20	9.18	-11%		8.55	9.03	-5%		8.99
Realized oil price (NOK/bbl)	199	247	-19%		192	237	-19%		215
Refining margin, FCC (USD/boe)	2.2	5.1	-57%		1.7	4.6	-63%		3.6
Total oil and gas production (1000 boe/day)	1 075	934	15%		1 086	969	12%		1 007
Total oil and gas liftings (1000 boe/day)	1 084	875	24%		1 079	967	12%		1 008
Production (lifting) cost (USD/boe, last 12 months)	2.8	N/A			2.8	N/A			2.9

A significant weakening of the US dollar against the Norwegian kroner influenced both revenues and financial results for Statoil. Currency gains on debt strengthened the net quarterly income by NOK 2.9 billion. Tax expenses for the period amounted to NOK 10.1 billion, corresponding to 62.4 per cent.
"The strong decline in the USD exchange rate has reduced our revenues but has also provided considerable currency gains on our long-term debt denominated in USD," notes Mr Fjell.

Statoil's combined oil and gas production in the second quarter of 2002 averaged 1 075 000 barrels of oil equivalent (boe) per day, as against 934 000 boe for the same period of last year. The average for the first half was 1 086 000 boe, compared with 969 000 boe in the first six months of 2001. This improvement reflects increased gas sales, higher production regularity on the NCS, and rising output from the Girassol field off Angola and Venezuela's Sincor project.
The forecast for the year remains unchanged at an average daily production of 1 030 000 boe.

Sales by Statoil of gas from the NCS rose to an average of 4.3 billion cubic metres in the second quarter, compared with 2.5 billion cubic metres in the same period of 2001. This increase reflects higher sales under existing contracts as well as the start of deliveries under two new sales agreements, in the UK and Italy respectively.

A contract was signed with British Gas Trading in June for five billion cubic metres per year from Statoil and the state's direct financial interest (SDFI), with deliveries starting on 1 October 2005.
"We see positive results from efforts to increase our long-term gas sales," says Mr Fjell. "The agreement signed with British Gas Trading is the largest single contract, measured in annual volumes, for sales of Norwegian gas during the last 15 years, and demonstrates Statoil's competitive strength in the UK market. I also find it positive that the discussion with the European Commission about Norwegian gas sales has found an amicable solution."

Work has now begun on the Snøhvit development in the Barents Sea, which represents the first project in Europe based on producing liquefied natural gas. Three wells completed internationally during the first half of 2002 all yielded discoveries. Seven exploration wells were completed in this period on the NCS, yielding five finds of which two were interesting oil finds. Statoil was awarded the operatorship of a deepwater licence and an interest in another licence in Norway's 17th offshore licensing round. This acreage represented the group's top priorities. Internationally, Statoil was awarded a 40 per cent interest in a deepwater block in Brazil's fourth offshore licensing round.

Low refining margins, product prices and shipping rates reduced results from Statoil's downstream operations in the second quarter of 2002 by comparison with the same period of last year. However, a certain positive trend carried over from the first quarter of this year. The Borealis petrochemicals group is making particular progress as a result of improved margins, higher volumes and cost cuts.

After the goals of Statoil's 1999-2001 cost reduction programme had been met at the end of last year, the group specified cost improvement measures required to attain its target of a 12 per cent return on capital employed in 2004. The aim is to improve income before financial items by NOK 3.5 billion compared with 2001. This programme is on schedule, and an improvement of NOK 0.6 billion had been achieved by 30 June.

There was a slight increase in the total recordable injury frequency during the second quarter compared with the preceding three months, while the serious incident frequency declined. Safety statistics showed an improvement compared with the first half of last year. Nevertheless, a fatal accident occurred on 17 April on the chartered drilling rig Byford Dolphin, and the number of undesirable incidents remains high. Efforts to achieve further improvements to the level of safety in Statoil's operations continue to be pursued with undiminished vigour.

Further information from:

Public affairs:
Wenche Skorge, +47 51 99 79 17 (work) +47 91 87 07 41 (mobile)
Trude Måseide, +44 7771918087 (mobile)
Investor relations:
Mari Thjømøe, +47 51 99 77 90 (work) +47 90 77 78 24 (mobile)
Investor relations USA:
Thore E Kristiansen, +1 203 978 6950 (work)
+47 91 66 46 59 (mobile)

The special items are related to the sales of licence interests on the Norwegian continental shelf and a share in the Kashagan oil field, with a total gain of NOK 3 billion before tax and NOK 2.6 billion after tax in the second quarter of 2001.

GROUP BALANCE SHEET

	At June 30, 2002	At June 30, 2001	Change	At June 30, 2002
	mill. NOK	mill. NOK	%	mill. USD*

Current assets	40.892	58.630	(30.25)	5.438
Non current assets	146.368	154.848	(5.48)	19.464
Total assets	187.260	213.478	(12.28)	24.902
Current liabilities	49.631	68.667	(27.72)	6.600
Long-term debt and long term provisions	85.500	97.309	(12.14)	11.370
Equity including minority interest	52.129	47.502	9.74	6.932
Total liabilities and shareholders' equity	187.260	213.478	(12.28)	24.902

* Translated into US dollar at the rate of NOK 7.52 to USD 1, the noon buying rate at Federal Reserve New York on June 28.